FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 111th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 111th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 111th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of our shareholders for your continued support.

In the fiscal year ended March 31, 2015, Japan’s GDP exhibited negative growth for two consecutive quarters after the hike of consumption tax. Amid such circumstances, Japanese companies achieved robust growth, driven primarily by export-oriented companies reaching their record-high profits, on the back of the low crude oil prices, the weak yen induced by Abenomics and the solid economic conditions in the U.S. Also, in equity markets both in Japan and abroad, while Nasdaq composite index and S&P500 reached their historic highs in the U.S., Nikkei Stock Average posted the largest increase in price in 9 years. On the other hand, bond markets experienced a year of high volatility marked by abrupt market dislocations, etc. both inside and outside of Japan.

In such an operating environment, reaching our 90th anniversary this year, we announced “Vision C&C”, our long-term management goal, and set a target of achieving earnings per share (EPS) of 100 yen by 2020.

Toward achieving this vision, we have transformed the business model of Retail Division in order to secure revenue in a stable manner under any circumstances and to meet the constantly evolving needs of our clients. In overseas markets, on top of fully implementing risk culture, we have enhanced cross-regional and cross-business cooperation, and concentrated management resources on businesses where we can manifest our strengths.

As a result of these efforts, in the fiscal year ended March 31, 2015, the Group’s net revenue totaled 1,604.2 billion yen (after interest expense), and net income came to 224.8 billion yen. Net income recorded its highest level since the fiscal year ended March 31, 2006.

This resulted in EPS of 60 yen (after dilution), achieving the 50 yen goal for two years in a row. The entire Group will continue striving to achieve EPS of 100 yen, our long-term management goal toward the year 2020.

In the distribution of dividends to shareholders, based on our dividend policy, we have set the annual dividend of 19 yen per share, an increase of 2 yen from 17 yen per share for the last fiscal year. In addition, in May, we decided to set up a share buyback program to increase the return of capital to our shareholders.

As Asia’s global investment bank, the Nomura Group will continue to provide high value-added solutions to clients in Japan and overseas, and to contribute to economic growth and social development.

Thank you very much for your continued support.

June 2015

Koji Nagai

Director, Representative Executive Officer and Group CEO

Nomura Holdings, Inc.

(Securities Code: 8604)
June 1, 2015

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai
Director and Representative Executive Officer Group CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). As the 111th Annual General Meeting of Shareholders will be held as described below, you are respectfully requested to attend the meeting and bring the enclosed proxy card.

Details

1.	Date and Time:	10:00 a.m. on Wednesday, June 24, 2015 (JST)

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

	1.	Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the 111th fiscal year (covering the period from April 1, 2014 to March 31, 2015).

	2.	Report on the financial statements for the 111th fiscal year (covering the period from April 1, 2014 to March 31, 2015).

Matters to be Resolved:

	Proposal 1:	Appointment of Twelve Directors

	Proposal 2:	Amendment to the Articles of Incorporation

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Notes:

The following matters have been posted on the Company’s website (http://www.nomuraholdings.com/investor/shm/) and are therefore omitted from the materials annexed to this Notice of Convocation pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation:

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, the financial statements or other materials annexed to this Notice of Convocation, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Dividend Distribution of the 111th Fiscal Year Surplus

At the meeting of the Board of Directors of the Company held on April 30, 2015, a resolution was adopted for the payment, beginning on June 2, 2015, of the 13 yen per share year-end dividend distribution of the 111th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposals and Reference Matters

Proposal 1: Appointment of Twelve Directors

As of the conclusion of this General Meeting, the term of office of all eleven Directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of twelve Directors including 1 new Outside Director nominee. Of the twelve nominees, seven are Outside Director nominees, and the two Director nominees who will concurrently serve as Executive Officers are Koji Nagai and Atsushi Yoshikawa.

The nominees are as follows:

1. Nobuyuki Koga (Aug. 22, 1950) Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Non-Executive Director Reappointment Number of shares held: 224,353 shares of common stock
	Apr. 1974	Joined the Company
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Director and Deputy President of the Company
	Oct. 2001	Director and Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
	Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Ltd.

(Reasons for designation as a director nominee)

Mr. Koga has held a number of significant positions, including Director and President of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since 2011, and currently holds the positions of the Vice Chairman of Nippon Keidanren (Japan Business Federation) and Vice Chairman of the Japan Securities Dealers Association.

The Company has designated him as a director nominee with the expectation that, by having Mr. Koga chair meetings of the board of directors as a chairman of the board of directors who is well-versed not only in the business of the Nomura Group but also in the customs of the securities industry, he will contribute to the smooth operation of meetings of the board of directors.

Mr. Koga does not concurrently serve as an Executive Officer and is a Non-Executive Director.

2. Koji Nagai (Jan. 25, 1959)	Will concurrently serve as an Executive Officer Reappointment Number of shares held: 153,500 shares of common stock
Director Representative Executive Officer Group CEO	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Nagai has held a number of significant positions including Director and President of Nomura Securities Co., Ltd., and has served as Representative Executive Officer and Group CEO of the Company since 2012 (concurrently Director since 2013).

The majority of the board of directors of the Company is made up of non-executive directors including Outside Directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and internal affairs of the Company, and exercise the oversight function more effectively.

Note 1:	In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

Note 2:	Since June 2003, the Company has put in place three committees (the nomination, compensation and audit committees) and adopted a corporate governance structure that separates management’s oversight functions from business execution functions (Company with Three Committees). As the execution of the business of the Company, which is a Company with Three Committees, is performed by Executive Officers, Directors who do not concurrently serve as Executive Officers (Non-Executive Directors) do not perform such a function and perform mainly an oversight function.

3. Atsushi Yoshikawa (Apr. 7, 1954)	Will concurrently serve as an Executive Officer Reappointment Number of shares held: 179,820 shares of common stock
Director Representative Executive Officer Group COO	Apr. 1978	Joined the Company
	Jun. 2000	Director of the Company
	Oct. 2001	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2004	Senior Managing Director of the Company (concurrently Executive Managing Director of Nomura Asset Management Co., Ltd.)
	Apr. 2005	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Asset Management Co., Ltd.)
	Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
	Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
	Oct. 2008	Executive Managing Director of the Company (concurrently Director, President & CEO of Nomura Asset Management Co., Ltd.)
	Jun. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc.)
	Oct. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc. and Chairman and CEO of Nomura Securities International, Inc.)
	Aug. 2012	Representative Executive Officer & Group COO of the Company
	Jun. 2013	Director, Representative Executive Officer & Group COO of the Company
	Apr. 2014	Director, Representative Executive Officer & Group COO of the Company (concurrently Director and Representative Executive Officer of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Representative Executive Officer of Nomura Securities Co., Ltd. Chairman of Nomura Holding America Inc.

(Reasons for designation as a director nominee)

Mr. Yoshikawa has held a number of significant positions including CEO of the holding company in the Americas region and a securities subsidiary, and has served as Representative Executive Officer and Group COO since 2012 (concurrently Director since 2013).

The majority of the board of directors of the Company is made up of non-executive directors including Outside Directors. The Company has designated him as a director nominee with the expectation that by having a top executive concurrently serve as director, the Board of Directors will be able to easily understand the business execution status and internal affairs of the Company and exercise the oversight function more effectively.

4. Hiroyuki Suzuki (Feb. 3, 1959)	Non-Executive Director Reappointment Number of shares held: 77,100 shares of common stock
Director Member of the Audit Committee	Apr. 1982	Joined the Company
	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Managing Director of the Company
	Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Jun. 2010	Senior Corporate Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2011	Senior Corporate Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2013	Advisor of the Company
	Jun. 2013	Director of the Company (Current)

(Significant concurrent positions)

Outside Director of Nomura Asset Management Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Suzuki has held a number of significant positions including Senior Corporate Managing Director of the Company and Executive Vice President of Nomura Securities Co., Ltd., and has served as Director (member of the Audit Committee) since 2013.

The Company has designated him as a director nominee with the expectation that by appointing Mr. Suzuki, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, audits by the Audit Committee will be performed more effectively.

Mr. Suzuki does not concurrently serve as an Executive Officer and is a Non-Executive Director.

5. David Benson (Feb. 9, 1951)	Non-Executive Director Reappointment Number of shares held: 0 shares of common stock
Director	Feb. 1997	Joined Nomura International plc
	Jul. 1999	Head of Risk Management, Nomura International plc
	Mar. 2005	Chief Operating Officer (“COO”) of Nomura International plc
	Aug. 2007	Resigned from Nomura International plc
	Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
	Jan. 2011	Senior Managing Director of the Company, Vice Chairman, Risk and Regulatory Affairs
	Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
	Jun. 2011	Director of the Company (Current)
(Significant concurrent positions) Non-Executive Director of Nomura Europe Holdings plc Non-Executive Director of Nomura International plc

(Reasons for designation as a director nominee)

Mr. Benson has held a number of significant positions including Vice Chairman (Senior Managing Director) and Chief Risk Officer of the Company, and has served as Director of the Company since 2011.

The Company has designated him as a director nominee with the expectation that he will apply his experience and expertise to strengthen the oversight function of the Board of Directors in relation to risk management.

Mr. Benson does not concurrently serve as an Executive Officer and is a Non-Executive Director.

Outside Director Nominees (Nominee Numbers 6 to 12)

All seven Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

Reference: “Independence Criteria” for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

End.

6. Masahiro Sakane (Jan. 7, 1941)	Outside Director, Independent Director Reappointment Number of shares held: 30,000 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 7 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1963	Joined Komatsu Ltd.
	Jun. 2001	Representative Director and President of Komatsu Ltd.
	Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
	Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
	Jun. 2008	Outside Director of the Company (Current)
	Jun. 2010	Director and Chairman of Komatsu Ltd.
	Apr. 2013	Director and Councilor of Komatsu Ltd.
	Jun. 2013	Councilor of Komatsu Ltd. (Current)

(Significant concurrent positions)

Councilor of Komatsu Ltd.

Outside Director of Tokyo Electron Limited

Outside Director of Asahi Glass Co., Ltd.

Outside Director of Takeda Pharmaceutical Company Limited

Outside Director of Kajima Corporation (to be appointed)

Outside Director of Nomura Securities Co., Ltd.

(Reasons for designation as an outside director nominee)

Mr. Sakane has extensive experience with respect to management. Including the holding in the past of a number of significant positions, including Representative Director and President of Komatsu Ltd. and Vice Chairman of Nippon Keidanren (Japan Business Federation), his achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

Mr. Sakane attended all 5 meetings of the Nomination Committee and all 2 meetings of the Compensation Committee held during the 111th fiscal year.

7. Takao Kusakari (Mar. 13, 1940)	Outside Director, Independent Director Reappointment Number of shares held: 0 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 4 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)
	Aug. 1999	President of NYK Line
	Apr. 2002	President, Corporate Officer of NYK Line
	Apr. 2004	Chairman, Corporate Officer of NYK Line
	Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2009	Director and Corporate Advisor of NYK Line
	Jun. 2010	Corporate Advisor of NYK Line
	Jun. 2011	Outside Director of the Company (Current)
	Apr. 2015	Special Advisor of NYK Line (Current)

(Significant concurrent positions)

Special Advisor of NYK Line

Outside Director of Nomura Securities Co., Ltd.

(Reasons for designation as an outside director nominee)

Mr. Kusakari has extensive experience with respect to management. Including the holding in the past of a number of significant positions, including President of NYK Line and Vice Chairman of Nippon Keidanren (Japan Business Federation), his achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

Mr. Kusakari attended all 5 meetings of the Nomination Committee and all 2 meetings of the Compensation Committee held during the 111th fiscal year.

8. Tsuguoki Fujinuma (Nov. 21, 1944)	Outside Director, Independent Director Reappointment Number of shares held: 34,000 shares of common stock
Outside Director Chairman of the Audit Committee Number of years in office: 7 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1969	Joined Horie Morita Accounting Firm
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a Certified Public Accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Jun. 2008	Outside Director of the Company (Current)

(Significant concurrent positions)

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

(Reasons for designation as an outside director nominee)

Mr. Fujinuma is well-versed in international accounting systems and has a high degree of expertise corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of a number of significant positions, including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation, his achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and his high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

Mr. Fujinuma attended all 19 meetings of the Audit Committee held during the 111th fiscal year.

(Supplementary note regarding independence)

Mr. Fujinuma was, in the past, a managing partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company.

8 years have passed since his departure from E&Y, and he has had no involvement whatsoever in the management or the financial policy of that firm since then, and he was never involved in an accounting audit of the Company. The Company has determined that the aforementioned facts regarding Mr. Fujinuma’s past position at E&Y do not compromise his independence as an Outside Director.

In addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Mr. Fujinuma also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

9. Toshinori Kanemoto (Aug. 24, 1945)	Outside Director, Independent Director Reappointment Number of shares held: 0 shares of common stock
Outside Director Member of the Audit Committee Number of years in office: 4 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1968	Joined National Police Agency
	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Oct. 1996	President of ICPO-INTERPOL
	Aug. 2000	President, National Police Academy
	Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
	Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
	Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
	Jun. 2011	Outside Director of the Company (Current)

(Significant concurrent positions)

Of-Counsel, City-Yuwa Partners

Outside Statutory Auditor of JX Holdings, Inc.

Outside Statutory Auditor of Nippon Television Holdings, Inc. (to be appointed)

Outside Director of Riken Corporation (to be appointed)

Outside Director of Nomura Securities Co., Ltd.

(Reasons for designation as an outside director nominee)

Mr. Kanemoto has held a number of significant positions, including Director General of International Affairs at the National Police Agency, President of ICPO-INTERPOL and Director of Cabinet Intelligence in Japan. Mr. Kanemoto is currently active as an attorney with sophisticated expertise in his field and his achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

Mr. Kanemoto attended all 19 meetings of the Audit Committee held during the 111th fiscal year.

10. Dame Clara Furse (Sept. 16, 1957)	Outside Director, Independent Director Reappointment Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 5 years Attendance at Meetings of the Board of Directors: 10/10	Feb. 1983	Joined Phillips & Drew (currently UBS)
	Jun. 1990	Non-Executive Director of the London International Financial Futures Exchange (“LIFFE”)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of the London Stock Exchange Group
	Jun. 2010	Outside Director of the Company (Current)
	Apr. 2013	External Member of the Bank of England’s Financial Policy Committee (Current)

(Significant concurrent positions)

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of the UK Department for Work and Pensions

External Member of the Bank of England’s Financial Policy Committee

Non-Executive Director of Vodafone Group Plc

(Reasons for designation as an outside director nominee)

Dame Clara Furse has extensive experience with respect to financial businesses. She has held a number of significant positions, including Chief Executive of the London Stock Exchange Group, and in 2008 she was also made Dame Commander of the Order of the British Empire. Her achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her global and extensive experience and her high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

11. Michael Lim Choo San (Sept. 10, 1946)	Outside Director, Independent Director Reappointment Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 4 years Attendance at Meetings of the Board of Directors: 10/10	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sept. 2002	Chairman of the Land Transport Authority of Singapore (Current)
	Sept. 2004	Independent Director of Olam International Limited (Current)
	Jun. 2011	Outside Director of the Company (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)
	Apr. 2013	Chairman of the Singapore Accountancy Commission (Current)

(Significant concurrent positions)

Chairman of the Land Transport Authority of Singapore

Independent Director of Olam International Limited

Director of Nomura Asia Holding N.V.

Non-Executive Chairman of Nomura Singapore Ltd.

(Reasons for designation as an outside director nominee)

Mr. Lim is well-versed in international accounting systems and has held a number of significant positions, including Executive Chairman of PricewaterhouseCoopers (Singapore) and a number of public service related roles in Singapore, and was also awarded with national honors by the Government of Singapore three times between 1998 and 2010. His achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his global and extensive experience and his high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

12. Hiroshi Kimura (Apr. 23, 1953)	Outside Director, Independent Director New Appointment Number of shares held: 0 shares of common stock
	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
	Jun. 1999	Director of Japan Tobacco Inc.
	Jun. 2001	Resigned as Director of Japan Tobacco Inc.
	Jun. 2005	Director of Japan Tobacco Inc.
	Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
	Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
	Jun. 2014	Special Advisor of Japan Tobacco Inc. (Current)
(Significant concurrent positions) Special Advisor of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd.

(Reasons for designation as an outside director nominee)

Mr. Kimura has extensive experience with respect to management. Including the holding in the past of a number of significant positions, including President, CEO and Representative Director of the Board of Japan Tobacco Inc. and Chairman of the Board of Japan Tobacco Inc., his achievements and insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company, etc.

Note 3:	There are no particular conflicts of interest between the Company and each of the 12 nominees.

Note 4:	The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Outside Director nominees: Mr. Masahiro Sakane, Mr. Takao Kusakari, Mr. Tsuguoki Fujinuma, Mr. Toshinori Kanemoto, Dame Clara Furse, and Mr. Michael Lim Choo San. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If the reappointment of each candidate is approved, the Company is planning to maintain the limitation of liability agreements stated above. Further, if the appointment of Mr. Hiroshi Kimura, outside director nominee, is approved, the Company is planning to enter into the limitation of liability agreement stated above with him.

Note 5:	If the director nominees Mr. Hiroyuki Suzuki and Mr. David Benson are reappointed as director, provided that Proposal 2 “Amendments to the Articles of Incorporation” is approved and resolved, the Company is planning to enter into the limitation of liability agreement stated above with each of them.

Note 6:	In August 2012, Nomura Securities Co., Ltd., a subsidiary of the Company, with respect to, among other issues, flaws recognized in connection with the management of entity-related information for public stock offerings, received a business improvement order from Japan’s Financial Services Agency. With respect to the improvement measures, including the review of the internal and external communication methods with respect to corporate-related information and the information management structure, Nomura Securities Co., Ltd. has implemented all of such measures and policies as of the end of December 2012. Outside Director nominees Mr. Masahiro Sakane, Mr. Takao Kusakari, Mr. Tsuguoki Fujinuma and Mr. Toshinori Kanemoto, who concurrently serve as Outside Directors of Nomura Securities Co., Ltd., have made statements, from the perspective of compliance with laws and regulations, and have made various suggestions regarding the development of improvement measures and efforts to implement such measures.

Note 7:	Outside Director nominee Mr. Takao Kusakari served as a Director at NYK Line until June 2010. In March 2014, NYK Line, with respect to particular international ocean shipping services for automobiles conducted between January 2008 and September 2012, received cease and desist orders and surcharge payment orders based on the Antimonopoly Act from the Japan Fair Trade Commission. Further, in December 2014, NYK Line entered into a plea agreement with the U.S. Department of Justice based on charges that it violated U.S. anti-trust laws in connection with ocean shipping services for automobiles between February 1997 and September 2012.

Reference

The structure below is planned for the Nomination Committee, Compensation Committee and Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Compensation Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Audit Committee: Tsuguoki Fujinuma (chairman), Toshinori Kanemoto, Hiroshi Kimura and Hiroyuki Suzuki

Proposal 2: Amendments to the Articles of Incorporation

1.	Reasons for Amendment

(1)	Changes associated with the Name Change of “Company with Committees” under the Companies Act

On May 1, 2015, the Act for Partial Amendment to the Companies Act (Act No. 90 of 2014, hereinafter referred to as “Amended Companies Act”) came into force, and the name of the governance structure in which three committees (the nomination, compensation and audit committees) are put in place has changed from “Company with Committees” to “Company with Three Committees.”

Accordingly, necessary changes will be made to Article 5 of the Company’s Articles of Incorporation.

(2)	Changes to the Rules regarding Limitation of Liability Agreements

In the Amended Companies Act, the execution of limitation of liability agreements between a company and its directors who solely oversee/audit the management and do not personally execute business has been accepted. Accordingly, from the perspective of bringing on and appointing valuable human resources, necessary changes will be made to Article 33 of the Company’s Articles of Incorporation.

Furthermore, concerning the submission of these changes to the general meeting of shareholders, the consent of all members of the Audit Committee has been obtained.

(3)	Change to the Record Dates for the Dividend Distribution of Surpluses

Currently, in Article 44 of the Company’s Articles of Incorporation, the four record dates for the dividend distribution of surpluses are prescribed as June 30, September 30, December 31 and March 31. On the other hand, the basic policy of the Company is to pay dividends on a biannual basis with record dates of September 30 and March 31.

For the purpose of conforming the provisions of the Articles of Incorporation to the policy stated above, necessary changes will be made to Article 44 of the Company’s Articles of Incorporation.

2.	Details of Amendments

(Proposed amendments underlined)

Current Articles of Incorporation	Proposed Amendments
Article 5. (Governing Bodies)	Article 5. (Governing Bodies)
The Company shall, as a company with committees, set up, in addition to the shareholders meetings and directors, the following organs;	The Company shall set up, in addition to the shareholders meetings and directors, the following organs;
(1) board of directors	(1) board of directors
(2) Nomination Committee, Audit Committee, and Compensation Committee	(2) Nomination Committee, Audit Committee, and Compensation Committee
(3) accounting auditors	(3) accounting auditors
Article 33. (Limitation of Liabilities of Directors)	Article 33. (Limitation of Liabilities of Directors)
1. [omitted]	1. [no change]

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 2, Item 15 of the Companies Act) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Companies Act. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount set forth by laws or ordinances.

2. The Company may execute with directors (excluding a person who serves as an executive director, etc.) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Companies Act. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount set forth by laws or ordinances.

Article 44. (Record Date for Distribution of Surplus) 1. The record dates for dividends of the Company shall be June 30, September 30, December 31 and March 31 of each year.	Article 44. (Record Date for Distribution of Surplus) 1. The record dates for dividends of the Company shall be September 30 and March 31 of each year.
2. The Company may, in addition to the dates in the preceding paragraph, fix other dividend record dates and distribute surplus.	2. [no change]
3. [omitted]	3. [no change]

End.

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 111th Fiscal Year

From April 1, 2014 to March 31, 2015

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society.

To enhance its corporate value, Nomura emphasizes earnings per share (EPS) as a management index and will seek to maintain sustained improvement in this index.

(2) Structure of Business Operations

Nomura Group’s business is managed and executed mainly through globally organized business divisions each with a unified strategy, rather than through individual companies. We are organized into three divisions (Retail Division, Asset Management Division, and Wholesale Division). We will strive to maximize the collective strength of the Nomura Group by achieving a higher level of specialization and business promotion and expansion in each division, and by strengthening collaboration across regions and divisions.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

During the fiscal year ended March 31, 2015, the global economy saw gradual improvement. In the U.S., amid an environment where quantitative easing is being reduced and completed, consumer spending and labor market steadily changed. In Europe, as a result of a series of quantitative easing policies by the European Central Bank, positive economic growth was achieved in 2014. Emerging economies in Asia, other than China, also sustained stable growth. Overall, these positive factors have contributed towards generating more activity in global equity markets, resulting in global equity indices surpassing levels at the start of the fiscal year.

In Japan, consumer spending and public investment were stagnant in the first half of the year as a result of the increase in consumption tax rates implemented in April 2014. Nonetheless, Japan’s real gross domestic product increased during the quarter ended December 31, 2014 in comparison to the previous quarter. This was driven by the unexpected decision by the Bank of Japan in October 2014 to implement further quantitative easing policies, improved global business conditions, and an increase in domestic expectations as a result of continuing depreciation of the Japanese Yen and a fall in crude oil prices. The Tokyo Stock Price Index (“TOPIX”) advanced from 1,202.89 points at the end of March 2014 to 1,543.11 points at the end of March 2015. The Nikkei Stock Average rose from 14,827.83 at the end of March 2014 to 19,206.99 at the end of March 2015. The U.S. Dollar-Japanese Yen exchange rate started the fiscal year at approximately 103 yen level and continued to be relatively flat until the middle of the fiscal year. However, the Japanese Yen averaged around the 120 yen level during the second half of the year, reaching at one time a low of 121 yen level. Yields on Japanese government debt securities also steadily declined during the year with the yield on newly issued 10-year Japanese government debt securities being around 0.6% in April 2014 and reaching a record low of 0.195% in January 2015.

From a regulatory perspective, the Financial Services Agency of Japan implemented Basel 3 Leverage Ratio capital requirement for financial institutions, and various widespread regulatory reforms for domestic and foreign financial institutions will be implemented in phases. These reforms, which Nomura will be monitoring closely, are intended to tighten the supervision of domestic and foreign financial institutions.

Amid this environment and under the basic philosophy of “placing our clients at the heart of everything we do,” we strove to provide clients with high value-added products and services, and made efforts to expand revenues. Retail Division conducted consulting-based sales activities. Asset Management Division worked to increase assets under management and to improve investment performance. Wholesale Division made efforts to expand the revenue base through cross-regional and cross-business collaboration.

As a result of these efforts, we posted net revenue of 1,604.2 billion yen, a 3.0% increase from the previous fiscal year. Non-interest expenses increased by 5.2% to 1,257.4 billion yen, income before income taxes was 346.8 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 224.8 billion yen, the second highest level (after the record high posted for the fiscal year ended March 31, 2006) since we introduced US GAAP in the fiscal year ended March 31, 2002. Return on equity (ROE) came to 8.6%. EPS(1) for this fiscal year was 60.03 yen, an increase from 55.81 yen in the previous fiscal year. We have decided to pay a dividend of 13 yen per share to shareholders of record as of March 31, 2015. As a result, the total annual dividend will be 19 yen per share.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	1,557.1	1,604.2	3.0
Non-interest expenses	1,195.5	1,257.4	5.2

Income before income taxes	361.6	346.8	(4.1)
Income tax expense	145.2	120.8	(16.8)

Net income	216.4	226.0	4.4

Less: Net income attributable to noncontrolling interests	2.9	1.2	(58.2)

Net income attributable to NHI shareholders	213.6	224.8	5.2

Return on shareholders’ equity	8.9%	8.6%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	1,546.3	1,579.5	2.1
Non-interest expenses	1,195.5	1,257.4	5.2

Income before income taxes	350.9	322.1	(8.2)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2015 was 1,579.5 billion yen, an increase of 2.1 % from the previous year. Non-interest expenses for the fiscal year ended March 31, 2015 increased by 5.2% from the previous year to 1,257.4 billion yen. Income before income taxes was 322.1 billion yen for the fiscal year ended March 31, 2015, decreased by 8.2% from the previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	511.9	476.5	(6.9)
Non-interest expenses	319.9	314.7	(1.6)

Income before income taxes	192.0	161.8	(15.7)

Net revenue declined by 6.9% from the previous fiscal year to 476.5 billion yen, and non-interest expenses by 1.6% to 314.7 billion yen. Income before income taxes also declined by 15.7% to 161.8 billion yen, from a strong performance in the previous year with the higher levels of market activity mainly driven by the impact of Bank of Japan’s quantitative easing program, but we achieved the third highest result since the fiscal year ended March 2002.

Nomura continued to make progress on services and products through offering investment advice to best meet the diversified client needs. As a result, the annualized recurring revenue, sourced mainly from sales of investment trusts and discretionary investment contracts, posted 72.0 billion yen, exceeding the target of 69.6 billion yen for the year ending March 2016, one year ahead of schedule. Total retail client assets under management increased to 109.5 trillion yen from 91.7 trillion yen at the end of the previous fiscal year to post a new record.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	80.5	92.4	14.8
Non-interest expenses	53.4	60.3	12.9

Income before income taxes	27.1	32.1	18.4

Net revenue increased by 14.8% from the previous fiscal year to 92.4 billion yen. Non-interest expenses increased by 12.9% to 60.3 billion yen. As a result, income before income taxes increased by 18.4% to 32.1 billion yen, and the division achieved an increase in both revenue and income.

In the investment trust business, assets under management increased with an influx of funds mostly for stock investment trusts and the improved market environment. We provided new funds in response to customer demands and engaged in increasing assets of existent funds. In particular, funds focused on infrastructure-related companies and global high dividend stocks, and funds specialized for fund wrap service contributed to the increase in assets under management. We also provided characteristic Exchange Traded Funds (ETFs), which track the performance of JPX400 Nikkei index and Nikkei 225 leveraged index, in addition to traditional ETFs. As a result, assets under management increased by 8.5 trillion yen from the end of the previous fiscal year to 39.3 trillion yen as of March 31, 2015.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	765.1	789.9	3.2
Non-interest expenses	653.3	707.7	8.3

Income before income taxes	111.8	82.2	(26.5)

The Wholesale Division consists of the two businesses, Global Markets which is engaged in financial products trading, sales and structuring, and Investment Banking which conducts financing and advisory businesses.

The first half of the year saw solid results overall. The second half of the year began with slower performance, particularly in the US and Europe, which was due to a challenging trading environment especially in October, with a sharp decline in yields and a jump in volatility; however, net revenue significantly improved during the fourth quarter. Regionally, Japan and Asia showed the largest contributions for the fiscal year. Overall, net revenue increased by 3.2% to 789.9 billion yen from the previous fiscal year. Non-interest expenses rose by 8.3% to 707.7 billion yen, impacted by the weak Japanese Yen exchange rate, partially offset by cost reduction and efficiency measures. Income before income taxes decreased by 26.5% to 82.2 billion yen.

Global Markets

Global Markets achieved an increase in net revenue compared with the previous fiscal year. On the back of quantitative easing and a sustained stock rally globally, our higher client flows and improving client franchise contributed to the overall solid net revenue. Fixed Income business produced net revenue growth, compared with the previous fiscal year, reflecting our strong results in the fourth quarter, partially offset by our slower results in the third quarter due to significant changes in interest rates. Equities delivered steady performance over the course of the fiscal year, benefitted from the rise in stock markets. Regionally, Global Markets net revenue reflected higher results in Japan and Asia, compared with the previous fiscal year, partially offset by lower net revenue in EMEA and the Americas.

Investment Banking

Investment Banking contributed to the Wholesale performance by maintaining the stable revenue base in Japan and expanding the franchise in the international regions. In Japan, while the industry fee pool decreased compared to the previous fiscal year, we increased our market share and expanded our solution businesses including various foreign–exchange and interest-rate hedges associated with M&As and fund raisings. In the international regions, net revenue increased compared to the previous fiscal year, particularly in the Americas where strategic investments were implemented. We had a number of notable M&A transactions including large deals worth over one trillion yen and multi-product deals associated with M&As by enhancing cross-regional and cross-divisional collaboration and accommodating the globalization of client needs.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2014 (A)	March 31, 2015 (B)	(B-A)/(A)
Net revenue	188.8	220.8	16.9
Non-interest expenses	168.9	174.8	3.5

Income before income taxes	20.0	46.0	130.0

Net revenue increased by 16.9% from the previous year to 220.8 billion yen and non-interest expenses increased by 3.5% to 174.8 billion yen. As a result, income before income taxes increased by 130.0% to 46.0 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd. and Nomura Europe Finance N.V. are the main entities for external borrowings and bond issuances. By funding that is matching with the liquidity of assets and the currencies for usage, we pursue the optimization of our funding structure.

The Company issued domestic unsecured bonds of 50 billion yen in total for the fiscal year ended March 31, 2015. In addition, Nomura Europe Finance N.V. issued EURO senior notes totaling EUR 750 million in November 2014.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we made investment which contributed to the change in business model for the retail business. In the Wholesale division, we are continuously enhancing the trading systems as well as strengthening the infrastructure system in order to efficiently process orders from global investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	108th Fiscal Year (April 1, 2011 to March 31, 2012)	109th Fiscal Year (April 1, 2012 to March 31, 2013)	110th Fiscal Year (April 1, 2013 to March 31, 2014)	111th Fiscal Year (April 1, 2014 to March 31, 2015)
Total Revenue		1,851.8	2,079.9	1,831.8	1,930.6

Net revenue		1,535.9	1,813.6	1,557.1	1,604.2

Income before income taxes		85.0	237.7	361.6	346.8

Net income attributable to NHI shareholders		11.6	107.2	213.6	224.8

Basic-Net income attributable to NHI shareholders per share		3.18	29.04	57.57	61.66

Diluted-Net income attributable to NHI shareholders per share		3.14	28.37	55.81	60.03

Total assets		35,697.3	37,942.4	43,520.3	41,783.2

Total NHI shareholders’ equity		2,107.2	2,294.4	2,513.7	2,707.8

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In enhancing its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. We are committed to improving our corporate value further through the enhancement of Retail Division by means of business model transformation as well as through increased profitability of our overseas operations based upon further collaboration between Global Markets and Investment Banking.

As Asia’s global investment bank, we will continue to take appropriate measures toward phased introduction of Basel regulations (global standards on capital requirements and liquidity) as well as forthcoming changes in the operating environment. With regulations related to the market, such as derivatives transactions, slated to come into effect primarily in the west, we will ensure a flexible response by staying attentive to the impact of the overall regulatory framework on the financial market and the competitive landscape.

The challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, with our enhanced consulting-based business, we are aiming to increase client satisfaction by listening to clients plans, understanding and meeting their diversified demands and needs. We continue to focus on delivering top-quality solutions including our broad range of products and services through face-to-face meetings, online and call center channels, so that Nomura Group can sustainably be a trusted partner to our clients.

[Asset Management Division]

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various needs. In our investment advisory business, we will provide value-added investment services to our domestic and international institutional clients. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging the Nomura Group’s capabilities in trading, research, and global distribution. Through our integrated Fixed Income and Equities platform, we aim to provide further competitive and comprehensive services and solutions to our clients.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with said M&A and financing amid the globalization of our clients’ business activities.

In the Wholesale Division, cooperation across business areas and regions is becoming more important to provide quality services which meet the needs of our clients. Positioning the Asia Pacific region as our strategic base, we plan to execute a number of business initiatives to broaden our footprint in anticipation of medium to long term global economic growth.

[Risk Management and Compliance, etc.]

In order to ensure financial soundness and increasing corporate value, the risk management systems require further developments in response to increasing global business. Nomura Group has the Risk Appetite Statement in which risks that we are willing to accept are articulated. We will continue to make efforts to develop a system where the top management directly engages in proactive risk management for precise decision making.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where the Nomura Group operates. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

The improvement measures announced on June 29, 2012 regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, starting with prevention of improprieties in the provision of information to customers and the recommendation of trading as a matter of course, and have each and every one of our executive officers and employees uphold ethics as a professional engaged in the capital markets, while keeping the memory of the incident from fading.

Through the efforts described above, we are working to achieve our management targets and to maximize corporate value by strengthening the earnings power of the entire Group. We will advance collaboration across regions and among the three divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as a Group.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches —159 locations in total): Tokyo (Head office and local branches — 35 locations in total), Kanto area excluding Tokyo (37 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (28 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (12 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	28,672	1,002 Increase

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	30,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	151,775	100%	Financial
Nomura Holding America Inc.	New York, U.S.	US$	4,938.96	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,671.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,310.70	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	7,522.79	100%	Holding Company
Nomura International plc	London, U.K.	US$	8,301.81	100%*	Securities
Nomura Bank International plc	London, U.K.	US$	561.33	100%*	Financial
Nomura Capital Markets Limited	London, U.K.	US$	3,123.20	100%	Financial
Nomura Asia Holding N.V.	Amsterdam, The Netherlands	¥	139,982	100%	Holding Company
Nomura International (Hong Kong) Limited	Hong Kong	¥	152,711	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2015 was 1,003. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 15 as of March 31, 2015.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd	Long-term borrowing	398,897
	Short-term borrowing	24,020
Mizuho Bank, Ltd.	Long-term borrowing	361,055
	Short-term borrowing	30,025
Sumitomo Mitsui Banking Corporation	Long-term borrowing	390,100
Resona Bank, Ltd.	Long-term borrowing	50,000
Sumitomo Mitsui Trust Bank, Limited.	Long-term borrowing	152,010
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing	100,000
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	35,000
The Chiba Bank, Ltd.	Long-term borrowing	42,000
The Shizuoka Bank, Ltd.	Long-term borrowing	35,000
The Hachijuni Bank, Ltd.	Long-term borrowing	30,000
The Norinchukin Bank	Long-term borrowing	54,045
The Dai-ichi Life Insurance Company, Limited	Long-term borrowing	40,000
Meiji Yasuda Life Insurance Company	Long-term borrowing	34,020
Nippon Life Insurance Company	Long-term borrowing	33,015

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 6 yen per share to shareholders of record as of September 30, 2014 and have decided to pay a dividend of 13 yen per share to shareholders of record as of March 31, 2015. As a result, the total annual dividend will be 19 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2015:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 28, 2014	September 30, 2014	21,848	6.00
April 30, 2015	March 31, 2015	46,800	13.00

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,822,562,601	shares

3.	Number of Shareholders:	440,233

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	148,073	4.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	145,364	4.0
The Bank of New York Mellon SA/NV 10	49,865	1.4
State Street Bank West Client-Treaty 505234	46,849	1.3
Japan Trustee Services Bank, Ltd. (Trust Account 5)	41,992	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 1)	41,966	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 7)	41,815	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 6)	41,747	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 3)	41,340	1.1
Japan Trustee Services Bank, Ltd. (Trust Account 2)	41,210	1.1

(Notes)

1.	The Company has 222,555 thousand shares of treasury stock as of March 31, 2015 which is not included in the major shareholders list above.

2.	Figures for Percentage of Shares Owned are rounded down to the nearest thousand and exclude treasury stock in the calculations.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	155,232,995	shares
Total Repurchase Amount (in thousands of yen)	104,046,958

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	155,198,700	shares
Total Repurchase Amount (in thousands of yen)	104,023,684
Reason for Repurchase

The company plans to use the acquired treasury stock to deliver shares upon the exercise of stock options (stock acquisition rights), to raise capital efficiency and to ensure a flexible capital management policy.

(2)	Shares Disposed

Common Stock	36,461,551	shares
Aggregate Amount of Disposition (in thousands of yen)	24,226,754

(3)	Number of Shares Held in Treasury as of March 31, 2015

Common Stock	222,555,702 shares

6.	Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on May 19, 2015, the Company adopted a resolution to repurchase shares.

(1)	Reasons

To raise capital efficiency and to ensure a flexible capital management policy.

(2)	Types and aggregate number of shares to be repurchased

Common Stock	25,000,000 shares	(upper limit)

(3)	Total Repurchase Amount	20 billion yen (upper limit)

(4)	Period of Repurchase	from May 20, 2015 to July 28, 2015

(5)	Method of Repurchase	Purchase on the stock exchange via a trust bank

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2015

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.19	April 23, 2008	403	40,300	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	159	15,900	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	899	89,900	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,292
Stock Acquisition Rights No.23	August 5, 2008	18,620	1,862,000	From August 6, 2010 to August 5, 2015	1,292
Stock Acquisition Rights No.28	April 30, 2009	2,128	212,800	From May 1, 2011 to April 30, 2016	1
Stock Acquisition Rights No.29	June 16, 2009	833	83,300	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	2,353	235,300	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,560	156,000	From August 6, 2011 to August 5, 2016	734
Stock Acquisition Rights No.32	August 5, 2009	21,920	2,192,000	From August 6, 2011 to August 5, 2016	734
Stock Acquisition Rights No.34	May 18, 2010	9,359	935,900	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	8,371	837,100	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	19,564	1,956,400	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	6,949	694,900	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No.39	November 16, 2010	18,886	1,888,600	From November 16, 2012 to November 15, 2017	478
Stock Acquisition Rights No.40	June 7, 2011	12,829	1,282,900	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No.41	June 7, 2011	20,580	2,058,000	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No.42	June 7, 2011	37,294	3,729,400	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No.43	November 16, 2011	17,871	1,787,100	From November 16, 2013 to November 15, 2018	299
Stock Acquisition Rights No.44	June 5, 2012	13,284	1,328,400	From April 20, 2013 to April 19, 2018	1
Stock Acquisition Rights No.45	June 5, 2012	26,195	2,619,500	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.46	June 5, 2012	121,339	12,133,900	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	47,811	4,781,100	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	47,576	4,757,600	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	16,493	1,649,300	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	16,479	1,647,900	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.51	November 13, 2012	22,279	2,227,900	From November 13, 2014 to November 12, 2019	298
Stock Acquisition Rights No.52	June 5, 2013	19,199	1,919,900	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.53	June 5, 2013	67,274	6,727,400	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.54	June 5, 2013	66,964	6,696,400	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.55	November 19, 2013	26,987	2,698,700	From November 19, 2015 to November 18, 2020	838
Stock Acquisition Rights No.56	June 5, 2014	85,546	8,554,600	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.57	June 5, 2014	85,220	8,522,000	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.58	June 5, 2014	84,586	8,458,600	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.59	June 5, 2014	46,289	4,628,900	From March 31, 2015 to March 30, 2020	1
Stock Acquisition Rights No.60	June 5, 2014	45,965	4,596,500	From March 31, 2016 to March 30, 2021	1
Stock Acquisition Rights No.61	June 5, 2014	91,949	9,194,900	From March 31, 2017 to March 30, 2022	1
Stock Acquisition Rights No.62	November 18, 2014	27,271	2,727,100	From November 18, 2016 to November 17, 2021	747

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2015.

5.	Stock Acquisition Rights No.1 to No.18, No.24 to No.27, No.33 and No.36 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.21	79	1	—	—
Stock Acquisition Rights No.22	50	1	40	2
Stock Acquisition Rights No.23	480	8	—	—
Stock Acquisition Rights No.29	—	—	60	2
Stock Acquisition Rights No.30	180	1	—	—
Stock Acquisition Rights No.31	250	3	40	2
Stock Acquisition Rights No.32	380	6	—	—
Stock Acquisition Rights No.35	288	1	—	—
Stock Acquisition Rights No.40	545	2	—	—
Stock Acquisition Rights No.41	602	3	—	—
Stock Acquisition Rights No.42	742	5	—	—
Stock Acquisition Rights No.44	207	4	—	—
Stock Acquisition Rights No.45	235	5	—	—
Stock Acquisition Rights No.46	487	6	—	—
Stock Acquisition Rights No.47	293	6	—	—
Stock Acquisition Rights No.48	292	6	—	—
Stock Acquisition Rights No.52	776	6	—	—
Stock Acquisition Rights No.53	1,436	9	—	—
Stock Acquisition Rights No.54	1,432	9	—	—
Stock Acquisition Rights No.56	1,192	8	—	—
Stock Acquisition Rights No.57	1,189	8	—	—
Stock Acquisition Rights No.58	1,181	8	—	—
Stock Acquisition Rights No.59	563	6	—	—
Stock Acquisition Rights No.60	560	6	—	—
Stock Acquisition Rights No.61	1,117	6	—	—

(Notes)

1.	Number of stock acquisition rights is as of March 31, 2015.

2.	No stock acquisition rights have been issued to outside directors since 2010.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors, Executive Officers and Employees in subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.56	5,512	17	80,031	969
Stock Acquisition Rights No.57	5,509	17	79,702	969
Stock Acquisition Rights No.58	5,500	17	79,065	969
Stock Acquisition Rights No.59	5,060	19	40,747	167
Stock Acquisition Rights No.60	5,034	19	40,449	167
Stock Acquisition Rights No.61	10,076	19	80,912	167
Stock Acquisition Rights No.62	—	—	27,285	1,280

(Note)

Number of stock acquisition rights is as of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 18, 2015, the Company passed a resolution to issue Stock Acquisition Rights No. 63 through Stock Acquisition Rights No. 67 as equity-based compensation to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The allotment date was set for June 5, 2015. A total of 264,640 stock acquisition rights will be granted, and the number of shares of common stock under the stock acquisition rights is expected to be 26,464,000 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. * President of Kanagawa Kaihatsu Kanko Co., Ltd.

Koji Nagai	Director Representative Executive Officer Group CEO	Director and President of Nomura Securities Co., Ltd. *

Atsushi Yoshikawa	Director Representative Executive Officer Group COO	Director and Representative Executive Officer of Nomura Securities Co., Ltd. * Chairman of Nomura Holding America Inc. *

Masahiro Sakane	Outside Director Member of the Nomination Committee Member of the Compensation Committee

Councilor of Komatsu Ltd.

Outside Director of Tokyo Electron Limited

Outside Director of ASAHI GLASS Co., Ltd.

Outside Director of Takeda Pharmaceutical Company Limited

Outside Director of Nomura Securities Co., Ltd. *

Takao Kusakari	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Corporate Advisor of NYK Line Outside Director of Nomura Securities Co., Ltd. *

Tsuguoki Fujinuma	Outside Director Chairman of the Audit Committee

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd. *

Toshinori Kanemoto	Outside Director Member of the Audit Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of JX Holdings, Inc. Outside Director of Nomura Securities Co., Ltd. *

Hiroyuki Suzuki	Director Member of the Audit Committee	Outside Director of The Nomura Trust & Banking Co., Ltd. * Outside Director of Nomura Asset Management Co., Ltd. *

Clara Furse	Outside Director

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of the UK Department for Work and Pensions

External Member of the Bank of England’s Financial Policy Committee

Non-Executive Director of Vodafone Group Plc

Michael Lim Choo San	Outside Director	Chairman of the Land Transport Authority of Singapore Independent Director of Olam International Limited Director of Nomura Asia Holding N.V. * Non-Executive Chairman of Nomura Singapore Ltd. *

David Benson	Director	Non-Executive Director of Nomura Europe Holdings plc * Non-Executive Director of Nomura International plc *

(Notes)

1.	Status as of March 31, 2015, the last day of the fiscal year.

2.	Directors Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Clara Furse and Michael Lim Choo San are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

3.	Director Tsuguoki Fujinuma, a Chairman of the Audit Committee, is a certified public accountant with considerable finance and accounting knowledge.

4.	Companies marked with “*” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*”).

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Masahiro Sakane

Attended all 10 meetings of the Board of Directors, all 5 meetings of the Nomination Committee, and all 2 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Takao Kusakari

Attended all 10 meetings of the Board of Directors, all 5 meetings of the Nomination Committee and all 2 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Tsuguoki Fujinuma

Attended all 10 meetings of the Board of Directors and all 19 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well-versed in international accounting systems.

Toshinori Kanemoto

Attended all 10 meetings of the Board of Directors and all 19 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a legal expert.

Clara Furse

Attended all 10 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on her extensive experience and comprehensive knowledge related to financial businesses gained through her involvement with the management of the London Stock Exchange.

Michael Lim Choo San

Attended all 10 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well-versed in international accounting systems.

Overview of the Contents of the Limitation of Liability Agreements

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with all six Outside Directors. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

3.	Status of the Executive Officers

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Director Representative Executive Officer Group CEO	See “1. Status of the Directors”

Atsushi Yoshikawa	Director Representative Executive Officer Group COO	See “1. Status of the Directors”

Tetsu Ozaki	Executive Managing Director Wholesale CEO	Deputy President of Nomura Securities Co., Ltd.

Toshio Morita	Executive Managing Director Retail CEO

Kunio Watanabe	Executive Managing Director Asset Management CEO	Director, President and CEO of Nomura Asset Management Co., Ltd.

Shoichi Nagamatsu	Executive Managing Director Chief of Staff	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. Outside Director of The Nomura Trust and Banking Co., Ltd. Outside Director of Nomura Asset Management Co., Ltd.

Shigesuke Kashiwagi	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

(Notes)

As of March 31, 2015, the end of fiscal year.

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2)	Bonus	Deferred Compensation (3)	Total
Directors	9	285	46	103	433
(Outside Directors)	(6)	(144)	(—)	(—)	(144)
Executive Officers	7	501	273	646	1,420
Total	16	786	319	749	1,853

(Notes)

1.	There were 9 Directors and 7 Executive Officers as of March 31, 2015. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2.	Basic compensation of 786 million yen includes other compensation (commuter pass allowance) of 400 thousand yen that has been provided.

3.	Deferred compensation (such as stock options) granted during the year ended March 31, 2015 and prior is recognized as expense in the financial statements for the year ended March 31, 2015.

4.	Subsidiaries of the Company paid 57 million yen to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2015.

5.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	858 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,375 million yen

(Notes)

1.	The audit contract between the Company and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	The Content of the Resolution Adopted Regarding the Structure for Ensuring Appropriate Business Activities

At the meeting of the Board of Directors held on April 30, 2015, the Board of Directors adopted a resolution to amend the Structure for Ensuring Appropriate Business Activities at the Company (effective May 1, 2015). The content of the resolution adopted is as follows:

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of the Audit Committee to support the duties of the Audit Committee. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of the Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance Structure

(1)	Thorough compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an audit committee member or audit mission director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)	In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an audit committee member or audit mission director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

III.	The Nomura Group’s Internal Controls System

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2015)

		(Millions of yen)
ASSETS
Cash and cash deposits:		2,096,596
Cash and cash equivalents		1,315,408
Time deposits		328,151
Deposits with stock exchanges and other segregated cash		453,037
Loans and receivables:		2,948,424
Loans receivable		1,461,075
Receivables from customers		187,026
Receivables from other than customers		1,303,576
Allowance for doubtful accounts		(3,253)
Collateralized agreements:		16,719,520
Securities purchased under agreements to resell		8,481,474
Securities borrowed		8,238,046
Trading assets and private equity investments:		17,308,848
Trading assets		17,260,121
Private equity investments		48,727
Other assets:		2,709,848
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 383,992 million yen)		401,069
Non-trading debt securities		948,180
Investments in equity securities		159,755
Investments in and advances to affiliated companies		378,278
Other		822,566

Total assets		41,783,236

LIABILITIES
Short-term borrowings		662,256
Payables and deposits:		3,398,600
Payables to customers		723,839
Payables to other than customers		1,454,361
Deposits received at banks		1,220,400
Collateralized financing:		15,379,803
Securities sold under agreements to repurchase		12,217,144
Securities loaned		2,494,036
Other secured borrowings		668,623
Trading liabilities		10,044,236
Other liabilities		1,217,099
Long-term borrowings		8,336,296

Total liabilities		39,038,290

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,822,562,601 shares
Outstanding	– 3,598,865,213 shares
Additional paid-in capital		683,407
Retained earnings		1,437,940
Accumulated other comprehensive income		143,739
Common stock held in treasury, at cost – 223,697,388 shares		(151,805)
Total Nomura Holdings, Inc. shareholders’ equity		2,707,774
Noncontrolling interests		37,172

Total equity		2,744,946

Total liabilities and equity		41,783,236

Consolidated Statement of Income (April 1, 2014 – March 31, 2015)

(Millions of yen)
Commissions	453,401
Fees from investment banking	95,083
Asset management and portfolio service fees	203,387
Net gain on trading	531,337
Gain on private equity investments	5,502
Interest and dividends	436,766
Gain on investments in equity securities	29,410
Other	175,702

Total revenue	1,930,588

Interest expense	326,412

Net revenue	1,604,176

Compensation and benefits	596,593
Commissions and floor brokerage	129,977
Information processing and communications	192,300
Occupancy and related depreciation	76,112
Business development expenses	35,230
Other	227,205

Non-interest expenses	1,257,417

Income before income taxes	346,759
Income tax expense	120,780

Net income	225,979

Less: Net income attributable to noncontrolling interests	1,194

Net income attributable to Nomura Holdings, Inc. shareholders	224,785

Consolidated Statement of Changes in Equity

(April 1, 2014 – March 31, 2015)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	683,638
Gain (loss) on sales of treasury stock	(2,417)
Issuance and exercise of common stock options	2,186

Balance at end of year	683,407

Retained earnings
Balance at beginning of year	1,287,003
Net income attributable to Nomura Holdings, Inc.’s shareholders	224,785
Cash dividends	(68,627)
Purchase / sale (disposition) of subsidiary shares, etc., net	(5,221)

Balance at end of year	1,437,940

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	27,704
Net change during the year	105,667

Balance at end of year	133,371
Defined benefit pension plans
Balance at beginning of year	(18,809)
Pension liability adjustment	3,405

Balance at end of year	(15,404)
Non-trading securities
Balance at beginning of year	11,741
Unrealized gain on non-trading securities	14,031

Balance at end of period	25,772

Balance at end of year	143,739

Common stock held in treasury
Balance at beginning of year	(72,090)
Repurchases of common stock	(104,047)
Sales of common stock	3
Common stock issued to employees	24,226
Other net change in treasury stock	103

Balance at end of year	(151,805)

Total NHI shareholders’ equity
Balance at end of year	2,707,774

Noncontrolling Interests
Balance at beginning of year	39,533
Cash dividends	(39)
Net income attributable to noncontrolling interests	1,194
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	4,820
Unrealized gain on non-trading securities	4,931
Purchase/sale (disposition) of subsidiary shares, etc., net	4,889
Other net change in noncontrolling interests	(18,156)

Balance at end of year	37,172

Total equity balance at end of year	2,744,946

[Translation]

Report of Independent Auditors

May 13, 2015

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Hisashi Yuhara Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2015.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2015. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 111th fiscal year (from April 1, 2014 to March 31, 2015) and, based on the method, details and result of the audit, we hereby report as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Officers, etc. of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Independent Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 111th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 18, 2015. Further, as referred in II-6. “Other Significant Matters concerning Stocks”, a resolution to repurchase shares was passed on May 19, 2015.

May 19, 2015	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Tsuguoki Fujinuma, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hiroyuki Suzuki, Member of the Audit Committee

Note:	Messrs. Tsuguoki Fujinuma and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2015)

(Millions of yen)
ASSETS
Current Assets:	3,776,082
Cash and time deposits	4,498
Certificate deposits	3,200
Money held in trust	1,924
Short-term loans receivable	3,626,686
Accounts receivable	81,983
Deferred tax assets	759
Others	57,032
Fixed Assets:	2,865,640
Tangible fixed assets:	35,624
Buildings	12,799
Furniture & fixtures	14,198
Land	8,627
Intangible assets:	124,959
Software	124,958
Others	0
Investments and others:	2,705,058
Investment securities	154,275
Investments in subsidiaries and affiliates (at cost)	2,001,103
Other securities of subsidiaries and affiliates	5,964
Long-term loans receivable from subsidiaries and affiliates	469,552
Long-term guarantee deposits	26,441
Others	47,756
Allowance for doubtful accounts	(32)

Total assets	6,641,723

LIABILITIES
Current Liabilities:	1,159,166
Short-term borrowings	525,347
Bond due within one year	469,662
Collaterals received	65,351
Accrued income taxes	7
Accrued bonuses	2,675
Others	96,124
Long-term Liabilities:	3,387,449
Bonds payable	1,340,240
Long-term borrowings	2,027,143
Deferred tax liabilities	18,222
Others	1,845

Total liabilities	4,546,615

NET ASSETS
Shareholders’ equity:	1,971,421
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	967,039
Retained earnings reserve	81,858
Other retained earnings	885,181
Retained earnings carried forward	885,181
Treasury stock	(149,788)
Valuation and translation adjustments:	79,014
Net unrealized gain on investments	58,665
Deferred gains or loss on hedges	20,349
Stock acquisition rights	44,673

Total net assets	2,095,108

Total liabilities and net assets	6,641,723

Statement of Income (April 1, 2014 – March 31, 2015)

(Millions of yen)
Operating revenue	461,912
Property and equipment fee revenue	113,546
Rent revenue	31,628
Royalty on trademark	22,553
Dividend from subsidiaries and affiliates	234,580
Interest income from loans to subsidiaries and affiliates	46,931
Others	12,674

Operating expenses	227,074
Compensation and benefits	33,777
Occupancy and equipment costs	42,568
Data processing and office supplies	58,385
Depreciation and amortization	38,131
Taxes	1,893
Others	4,042
Interest expenses	48,279

Operating income	234,838

Non-operating income	4,394
Non-operating expenses	3,713

Ordinary income	235,519

Extraordinary income	88,755
Gain on sales of investment securities	6,740
Gain on capital reduction of subsidiaries and affiliates	25,752
Gain on liquidation of subsidiaries and affiliates	53,828
Gain on reversal of subscription rights to shares	2,437
Extraordinary losses	5,979
Loss on sales of investment securities	1
Loss on devaluation of investment securities	3
Loss on retirement of fixed assets	5,762
Impairment loss	213

Income before income taxes	318,295

Income taxes - current	(26,699)

Income taxes - deferred	50,178

Net income	294,816

Statement of Changes in Net Assets (April 1, 2014 – March 31, 2015)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	2
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year	(2)
Balance at end of the year	—
Retained earnings carried forward
Balance at beginning of the year	653,319
Change in the year
Cash dividends	(55,317)
Reversal of reserve for specified fixed assets	2
Net income	294,816
Disposal of treasury stock	(7,639)
Total change in the year	231,862
Balance at end of the year	885,181
Total retained earnings
Balance at beginning of the year	735,179
Change in the year
Cash dividends	(55,317)
Net income	294,816
Disposal of treasury stock	(7,639)
Total change in the year	231,860

Balance at end of the year	967,039

(Millions of yen)
Treasury stock
Balance at beginning of the year	(69,967)
Change in the year
Purchases of treasury stock	(104,047)
Disposal of treasury stock	24,227
Total change in the year	(79,820)

Balance at end of the year	(149,788)

Total shareholders’ equity
Balance at beginning of the year	1,819,381
Change in the year
Cash dividends	(55,317)
Net income	294,816
Purchases of treasury stock	(104,047)
Disposal of treasury stock	16,588
Total change in the year	152,040

Balance at end of the year	1,971,421

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	38,071
Change in the year
Other-net	20,594
Total change in the year	20,594
Balance at end of the year	58,665
Deferred gains or loss on hedges
Balance at beginning of the year	16,878
Change in the year
Other-net	3,471
Total change in the year	3,471
Balance at end of the year	20,349
Total valuation and translation adjustments
Balance at beginning of the year	54,949
Change in the year
Other-net	24,065
Total change in the year	24,065

Balance at end of the year	79,014

Stock acquisition rights
Balance at beginning of the year	43,946
Change in the year
Other-net	727
Total change in the year	727

Balance at end of the year	44,673

Total net assets
Balance at beginning of the year	1,918,276
Change in the year
Cash dividends	(55,317)
Net Income	294,816
Purchases of treasury stock	(104,047)
Disposal of treasury stock	16,588
Other-net	24,792
Total change in the year	176,832

Balance at end of the year	2,095,108

[Translation]

Report of Independent Auditors

May 13, 2015

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Hisashi Yuhara Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 111th fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2015 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2015. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 111th fiscal year (from April 1, 2014 to March 31, 2015) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of the Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important committees and meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution, we received reports at regular intervals from the Directors, Executive Officers, Senior Managing Directors and other significant employees, asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers, etc. and Ernst & Young ShinNihon LLC of the Company regarding to the conditions of the assessment and audit of the Company, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 111th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 18, 2015. Further, as referred in II-6. “Other Significant Matters concerning Stocks”, a resolution to repurchase shares was passed on May 19, 2015.

May 19, 2015	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Tsuguoki Fujinuma, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hiroyuki Suzuki, Member of the Audit Committee

Note:	Messrs. Tsuguoki Fujinuma and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 111th Annual General Meeting of Shareholders

(1)	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

(2)	Notes to the Consolidated Financial Statements

(3)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

VII.	Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

2.	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-2, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same paragraph.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification™ (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option to its investments in Ashikaga Holdings Co., Ltd. representing 37.1% share ownership, and reports the investments and associated gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

1

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income on a net-of-tax basis.

(4)	Non trading debt securities

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Revenue—Other for those designated in fair value hedge relationships, otherwise within Other comprehensive income on a net-of-tax basis. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

2

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

        The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt, foreign exchange risk of certain foreign currency denominated non-trading debt securities held by the insurance subsidiary, and foreign exchange risk of certain net investments in foreign operations.

3

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as Interest expense or Revenue—Other, or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments changes to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura adopted ASU 2013-05 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura adopted ASU 2013-08 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

4

Income taxes

In July 2013, the FASB issued amendments to ASC 740 “Income Taxes” through issuance of ASU 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 reduces diversity in how unrecognized tax benefits are presented when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists by generally requiring an unrecognized tax benefit to be presented as a reduction of a deferred tax asset, unless these tax attributes are not available under relevant tax law to settle additional income taxes that would result from the disallowance of a tax position.

ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted.

Nomura adopted ASU 2013-11 from April 1, 2014 and these amendments have not had a material impact on these consolidated financial statements.

Repurchase agreements and similar transactions

In June 2014, the FASB issued amendments to ASC 860 through issuance of ASU 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”. These amendments change the accounting for repurchase-to-maturity transactions which are repurchase agreements where the maturity of the financial assets transferred as collateral matches the maturity of the repurchase agreement. Under ASU 2014-11, all repurchase-to-maturity transactions are now accounted for as secured borrowing transactions in the same way as most other repurchase agreements rather than as a sale of the transferred financial assets and a separate forward commitment to repurchase the financial assets. The amendments also change the accounting for repurchase financing arrangements which are transactions involving the transfer of financial assets to a counterparty executed contemporaneously with a reverse repurchase agreement with the same counterparty. Under ASU 2014-11, all repurchase financings are now accounted for separately, which result in secured lending accounting for the reverse repurchase agreement.

The amendments to the accounting treatment of repurchase-to-maturity transactions and repurchase financing arrangements are effective for interim or annual periods beginning after December 15, 2014 with early adoption prohibited. As of adoption date, the accounting for all outstanding repurchase-to-maturity transactions and repurchase financing arrangements is adjusted by means of a cumulative-effect adjustment to the balance sheet and retained earnings.

Nomura adopted these accounting amendments from January 1, 2015 and these amendments have not had a material impact on these consolidated financial statements.

5

[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity investments.	8,114,490 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,011,498 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	2,105,260 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
(2)	In addition, Nomura re-pledged 45,148 million yen of securities received as collateral and securities borrowed.

13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

6

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2015, Nomura received cash proceeds from SPEs in new securitizations of 261.5 billion yen and recognized no associated profit on sale. For the year ended March 31, 2015, Nomura received debt securities issued by these SPEs with an initial fair value of 1,275.9 billion yen and cash inflows from third parties on the sale of those debt securities of 822.7 billion yen. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was 5,656.0 billion yen as of March 31, 2015. Nomura’s retained interests were 233.2 billion yen as of March 31, 2015. For the year ended March 31, 2015, Nomura received cash flows of 23.2 billion yen from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of 2.4 billion yen as of March 31, 2015. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statement and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 13, 2015, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately 43 billion yen.

7

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose entity (“SPE”) established at the request of NIP. These are proceedings to challenge the SPE’s rights over approximately $156 million in an account held in Switzerland. The SPE, which is consolidated by NIP, has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPE does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies. NIP was notified on October 2, 2014 that the Commercial Court has found that the SPE alone is entitled to the funds. Bank Mutiara has appealed this decision. NIP continues vigorously to contest the appeal.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

8

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleges that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has appealed to the Ninth Circuit and the appeal is pending. NCUA’s claim against NAAC is proceeding and is currently in the discovery phase.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases. The case was tried before the Judge beginning March 16 and closing arguments were completed on April 9, 2015. The Court will issue an opinion in due course, and the Company will consider all options, including appeal, at that time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding; the Supreme Court vacated that decision and remanded the matter to the Tenth Circuit Court of Appeals for reconsideration in light of recent Supreme Court authority. Upon remand, the Tenth Circuit reinstated its decision, and the parties are involved in the discovery process.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

9

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of RMBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in RMBS from five different offerings. The plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. The Court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR 963 million. In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but that the case should be sent back to the lower court for further consideration in relation to one element of the case. At a hearing on September 17, 2014 where the seizure order was to be reconsidered, the Public Prosecutor’s office withdrew its seizure order appeal. This means that the seizure order proceedings in Siena have now concluded with no seizure order in place against NIP or NBI. However, the investigation file has now been transferred to the Public Prosecutor’s office in Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor is seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for the offences of false accounting and market manipulation in relation to MPS’s accounts for 2009. The preliminary hearing at which the court will consider whether or not to grant the indictment is scheduled to start on October 12, 2015. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP filed and served its Reply and Defence to Counterclaim in June 2014 and continues to vigorously defend its position in each of the aforementioned proceedings.

10

On July 15, 2014, NIP received, with no advance notice, a seizure order dated July 7, 2014 from the Court in Palermo, Sicily which restricted receipt of a coupon payment of EUR 6.9 million that was due from the Region of Sicily (“Sicily”) to NIP in connection with certain interest rate derivatives transactions entered into in 2005 and 2006. On July 25, 2014, NIP also received, also with no advance notice, a seizure order dated July 23, 2014 from the Court which placed restrictions on a further EUR 98.3 million of cash and other financial assets, said to be the alleged profit made by NIP in connection with certain transactions entered between 2001 and 2006. NIP’s appeals against both seizure orders have been granted and therefore both seizure orders have been annulled by the Courts in Italy. The current transaction with Sicily remains in force. No civil proceedings have been served on NIP.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.26 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking 5,102 million yen in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, an action commenced in April 2013 by a corporate client seeking 10,247 million yen in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking 2,143 million yen in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

11

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The Company’s policy called for review of each claim received, and its subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims are at early stages and involve substantial legal uncertainty.

As at May 8, 2015, the total original principal amount of loans that are the subject of repurchase claims against the relevant subsidiaries is $3,203 million, including claims that are the subject of pending breach of contract actions. It should be noted, however, that the above amount does not include loans with a total original principal balance of $1,819 million that are the subject of repurchase claims rejected by the relevant subsidiaries as time-barred based on current law including a decision by the intermediate appellate court of New York State that claims alleging breach of representation must be brought within six years of the time the representation was made. The decision is currently being appealed by plaintiff, but the Company believes the decision will stand. Due to the many legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss for repurchase claims that relevant subsidiaries have decided to reject.

15.	Guarantees

In accordance with ASC 460 “Guarantees” (“ASC 460”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	253,243,082 million yen

Standby letters of credit and other guarantees (3)	9,494 million yen

(1)	The carrying value of derivative contracts is 7,961,476 million yen (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 25,824,688 million yen and 50,782 million yen (asset), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is 291 million yen (liability).

12

[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

13

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, agency and municipal securities. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 444.1 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2015
	Japan	U.S.	EU	Other	Total (1)
Government, agency and municipalities securities	2,510.5	1,815.2	3,097.8	445.9	7,869.4

(1)	Other than above, there were 634.5 billion yen of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2015. The vast majority of these securities are Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

14

The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2015 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2015
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2015
Assets:
Trading assets and private equity investments
Cash Instruments	8,352.9	7,076.9	292.9	—	15,722.7
Derivatives	27.5	41,837.7	235.1	(40,514.2)	1,586.1
Loans and receivables (2)	—	304.1	14.9	—	319.0
Collateralized agreements (3)	—	1,529.5	—	—	1,529.5
Other assets	684.4	733.7	56.8	—	1,474.9

Total	9,064.8	51,481.9	599.7	(40,514.2)	20,632.2

Liabilities:
Trading Liabilities
Cash Instruments	7,383.4	1,348.9	2.7	—	8,735.0
Derivatives	28.9	41,475.9	264.3	(40,459.9)	1,309.2
Short-term borrowings (4)	—	188.0	1.1	—	189.1
Payables and deposits (5)	—	0.2	(0.2)	—	0.0
Collateralized financing (3)	—	982.6	—	—	982.6
Long-term borrowings (4)(6)(7)	80.2	1,996.1	525.0	—	2,601.3
Other liabilities (8)	95.2	108.3	—	—	203.5

Total	7,587.7	46,100.0	792.9	(40,459.9)	14,020.7

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Includes loans for which the fair value option is elected.

(3)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(4)	Includes structured notes for which the fair value option is elected.

(5)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(6)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(7)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(8)	Includes loan commitments for which the fair value option is elected.

15

Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2015, the carrying values of long-term borrowings were 8,336.3 billion yen and the fair values or estimated fair values of long-term borrowings were 8,365.0 billion yen.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2015 consist of the following:

Year ending March 31	Billions of yen
2016	983.0
2017	995.5
2018	1,054.4
2019	1,084.7
2020	1,119.4
2021 and thereafter	2,965.8

Sub-Total	8,202.8

Trading balances of secured borrowings	133.5

Total	8,336.3

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

16

[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	752.40 yen

Basic net income attributable to NHI shareholders per share	61.66 yen

[Other	Notes]

18.	Other additional information

Changes in Tax Laws

On March 31, 2015, the “Act to partially revise the Income Tax Act and Others” (Act No.9 of 2015) (“Act 9”) and “Act to partially revise the Local Tax Act and Others” (Act No.2 of 2015) (“Act 2”) were promulgated. Under Act 2 and Act 9, effective from the fiscal year beginning on or after April 1, 2015, corporate tax rate has been reduced from 36% to 33% for the temporary differences expected to be reversed in the fiscal year beginning on April 1, 2015 and 32% for those expected to be reversed in the fiscal years beginning on or after April 1, 2016. Use of operating loss carryforwards for the tax purposes will be limited to 65% of the current year taxable income before deducting operating loss carryforwards for tax purpose after the fiscal years beginning on or after April 1, 2015 and 50% after the fiscal years beginning on or after April 1, 2017.

Due to these revisions, net deferred tax liabilities decreased by 4,674 million yen and income tax expenses decreased by the same amount.

Issuance of Stock Options

In April 2015, the Company announced the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of stock acquisition rights is estimated to be approximately 260 thousand units (26 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to make compensation payments in the future based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

17

3. Notes to the Financial Statements

Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, Nomura Holdings, Inc. (the “Company”) recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

18

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Notes to the Balance Sheet]

1. Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	3,804,535 million yen
Short-term payables	590,390 million yen
Long-term receivables	495,843 million yen
Long-term payables	10,000 million yen

2. Accumulated depreciation on tangible fixed assets	64,986 million yen

3. Securities deposited

         The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 15,486 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4. Bonds include 323,200 million yen of subordinated bonds.

19

5. Balance of guaranteed obligations (1)
Guarantee of principal and coupons on JPY34,200 million bonds issued by Nomura Securities Co., Ltd.	34,200 million yen

         Guarantee of principal on US$198,100 thousand, EUR496,000 thousand and GBP227,500 thousand in commercial paper issued by Nomura International plc and US$3,775 thousand in stock lending transactions, JPY1,372 million in future transactions, US$272,626 thousand in repurchase transactions, US$2,885,571 thousand in derivative transactions etc. and US$1,458,000 thousand in borrowings, repurchase transactions by the same company.

684,639 million yen (2)

         Guarantee of US$942,417 thousand, EUR1,425,600 thousand, AU$261,145 thousand, CA$13,000 thousand, GBP495,946 thousand, ZAR335,000 thousand, INR1,600,000 thousand, NZ$20,000 thousand, BRL1,025,800 thousand, MEX$495,000 thousand, TRY195,500 thousand, IDR135,000,000 thousand, RUB900,000 thousand, CNY2,000 thousand and JPY1,273,295 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

1,746,677 million yen (2)

         Guarantee of US$1,065,437 thousand, EUR356,355 thousand, AU$6,000 thousand and JPY19,396 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings, US$1,450 thousand in accounts payable from commodity transaction by the same company.

211,715 million yen

Guarantee of US$268,597 thousand in derivative transactions etc. by Nomura Global Financial Products, Inc.	32,258 million yen (2)

Guarantee of US$145,056 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	17,421 million yen

Guarantee of US$36,354 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.	4,366 million yen

Guarantee of US$949,547 thousand, EUR402,100 thousand, AU$1,300 thousand and IDR67,550,000 thousand in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.	166,856 million yen

Guarantee of US$5,090 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	611 million yen

Guarantee of US$10,540 thousand in repurchase transactions etc. by Nomura Securities International Inc.	1,266 million yen

Guarantee of US$173 thousand in derivative transactions by Nomura International (Hong Kong) Limited.	21 million yen

Guarantee of US$221 thousand in settlement of security transactions by Instinet Singapore Services Private Limited.	27 million yen

Guarantee of US$1,496 thousand in derivative transactions by Nomura Singapore Limited.	180 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

20

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	461,831 million yen
Operating expenses	83,831 million yen
Non-operating transactions	29,885 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes revenue from the operation service and securities lending fees mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1. Shares outstanding
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,822,562,601	—	—	3,822,562,601
2. Treasury stock
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	103,784,258	155,232,995	36,461,551	222,555,702

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	155,198,700 shares
Increase related to requests to purchase shares less than full trading units	34,295 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	36,461,000 shares
Reduction related to buying to complete full trading units	551 shares

21

3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.19	April 23, 2008	Common stock	40,300
Stock Acquisition Rights No.20	June 23, 2008	Common stock	15,900
Stock Acquisition Rights No.21	June 23, 2008	Common stock	89,900
Stock Acquisition Rights No.22	August 5, 2008	Common stock	110,000
Stock Acquisition Rights No.23	August 5, 2008	Common stock	1,862,000
Stock Acquisition Rights No.28	April 30, 2009	Common stock	212,800
Stock Acquisition Rights No.29	June 16, 2009	Common stock	83,300
Stock Acquisition Rights No.30	June 16, 2009	Common stock	235,300
Stock Acquisition Rights No.31	August 5, 2009	Common stock	156,000
Stock Acquisition Rights No.32	August 5, 2009	Common stock	2,192,000
Stock Acquisition Rights No.34	May 18, 2010	Common stock	935,900
Stock Acquisition Rights No.35	May 18, 2010	Common stock	837,100
Stock Acquisition Rights No.37	July 28, 2010	Common stock	1,956,400
Stock Acquisition Rights No.38	July 28, 2010	Common stock	694,900
Stock Acquisition Rights No.39	November 16, 2010	Common stock	1,888,600
Stock Acquisition Rights No.40	June 7, 2011	Common stock	1,282,900
Stock Acquisition Rights No.41	June 7, 2011	Common stock	2,058,000
Stock Acquisition Rights No.42	June 7, 2011	Common stock	3,729,400
Stock Acquisition Rights No.43	November 16, 2011	Common stock	1,787,100
Stock Acquisition Rights No.44	June 5, 2012	Common stock	1,328,400
Stock Acquisition Rights No.45	June 5, 2012	Common stock	2,619,500
Stock Acquisition Rights No.51	November 13, 2012	Common stock	2,227,900
Stock Acquisition Rights No.52	June 5, 2013	Common stock	1,919,900
Stock Acquisition Rights No.59	June 5, 2014	Common stock	4,628,900

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 30, 2014	Common stock	33,469	9.00	March 31, 2014	June 2, 2014
Board of Directors October 28, 2014	Common stock	21,848	6.00	September 30, 2014	December 1, 2014

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 30, 2015	Common stock	46,800	13.00	March 31, 2015	June 2, 2015

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	165,149 million yen
Loss carry-forward on local tax	50,273 million yen
Deferred gain and loss on hedges	3,480 million yen
Loss on devaluation of fixed assets	3,325 million yen
Stock option	2,995 million yen
Others	2,737 million yen

Subtotal of deferred tax assets	227,960 million yen
Valuation allowance	(208,377) million yen

Total of deferred tax assets	19,582 million yen
Deferred tax liabilities
Net unrealized gain on investments	(23,325) million yen
Deferred gain and loss on hedges	(13,086) million yen
Others	(634) million yen

Total of deferred tax liabilities	(37,046) million yen

Net deferred tax assets	(17,463) million yen

22

[Changes in Tax Laws]

On March 31, 2015, the “Act to partially revise the Income Tax Act and Others” (Act No.9 of 2015) (“Act 9”) and “Act to partially revise the Local Tax Act and Others” (Act No.2 of 2015) (“Act 2”) were promulgated. Under Act 2 and Act 9, effective from the fiscal year beginning on or after April 1, 2015, corporate tax rate has been reduced from 36% to 33% for the temporary differences expected to be reversed in the fiscal year beginning on April 1, 2015 and 32% for those expected to be reversed in the fiscal years beginning on or after April 1, 2016. Use of operating loss carryforwards for the tax purposes will be limited to 65% of the current year taxable income before deducting operating loss carryforwards for tax purpose after the fiscal years beginning on or after April 1, 2015 and 50% after the fiscal years beginning on or after April 1, 2017.

Due to these revisions, net deferred tax liabilities increased by 426 million yen while income taxes-deferred, deferred gain and loss on hedges, and net unrealized gain on investments increased by 4,520 million yen, 1,178 million yen, and 2,916 million yen, respectively.

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

23

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2015 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Concurrent officers	Data processing system usage fees received	105,719	Accrued income	22,131	(1)
				Loans receivable	1,588,600	Short-term loans	1,096,900	(2) (3)
				Interest received	14,285	Accrued income	502
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	100,000	(4)
				Loans receivable	100,000
						—	—
				Commitment line establishment fees received	981
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation Concurrent officers	Loans receivable	177,418	Short-term loans	6,476	(2)
				Interest received	727	Accrued income	—
				Guarantee obligation	684,639	—	—	(6)
				Guarantee fee received	586	Accrued income	384
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	166,856	—	—
				Guarantee fee received	27	Accrued income	27	(7)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	1,695,329	Short-term loans	1,695,329	(2)
				Interest received	16,186	Accrued income	1,794
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	211,715	—	—
				Guarantee fee received	95	Accrued income	97	(8)
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable	Loans receivable	179,227	Short-term loans	—	(2)
				Interest received	1,492	Accrued income	—
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	163,344	Short-term loans	160,715	(2)
				Interest received	1,643	Accrued income	283
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	79,700	Long-term loans receivable from subsidiaries and affiliates	74,600	(2)
				Interest received	1,624	Accrued income	4
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	119,200	Short-term loans	59,400
				Interest received	1,217	Accrued income	229	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	464,235	Short-term borrowings	444,402
				Interest paid	2,537	Accrued expense	107	(9)
				Guarantee obligation	1,746,677	—	—
				Guarantee fee received	700	Accrued income	704	(10)

24

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2015 (millions of yen)	Notes
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Capital increase underwritten	Capital increase underwritten	113,000	—	—	(11)
			Loans receivable	Loans receivable	702,300	Short-term loans	600,500	(2) (3)
			Concurrent officers	Interest received	7,411	Accrued income	809
				Establishment of a commitment line with subordinated terms	305,000	Long-term loans receivable from subsidiaries and affiliates	284,952	(5)
				Loans receivable	63,752
				Commitment line establishment fees received	81	Accrued income	30
Subsidiary	Nomura Capital Markets, Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	205,000	Short-term loans	0	(2)
			Concurrent officers	Interest received	872	Accrued income	—
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.6% indirectly 31.4%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid Software purchase	33,441 23,761	Accrued expense Accounts payable	3,709 430	(12)

Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2015 do not include the transaction amounts for establishment of a commitment-line-with subordinated terms of notes 4 and 5.

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit, and there were 100,000 million yen relating to finance execution as of the balance sheet date.

(5)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit, and there were 284,952 million yen (The amount based on the transaction dates’ exchange rates is 253,424 million yen) relating to finance execution as of the balance sheet date.

(6)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions, etc. by that company. The guaranteed rate of CP etc. is 0.04% and the guaranteed rates of derivative transaction etc. are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount, respectively.

(7)	The guarantee obligation with respect to Nomura International Funding Pte. Ltd. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(8)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes, loans issued by that company and the payables to commodities. The guaranteed rate is 0.04% per annum of the guarantee amount and 0.125% per annum of the payables to commodities.

(9)	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is provided.

25

(10)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rates are 0.04% (stand alone guarantee) and 0.02% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.

(11)	The capital increase with respect to Nomura Financial Products & Services, Inc. represents underwriting of 113,000 million yen.

(12)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(13)	Transaction amounts do not include consumption taxes etc., and balance as of March 31, 2015 includes consumption taxes etc.

[Notes to Per Share Data]

Net assets per share	569.56 yen
Net income per share	80.85 yen

[Notes to Material Subsequent Event]

(Capital increase of Subsidiary)

On May 7, 2015 the Company subscribed US$550 million of rights issuance of Nomura Europe Holdings, plc. Inc., a fully owned subsidiary of the Company to strengthen the capitalization. The payment was completed on May 8, 2015.

(Issuance of Stock Options)

In April 2015, the Company announced the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of stock acquisition rights is estimated to be approximately 260 thousand units (26 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

26